

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2014

Via E-mail
Darren E. Stine
Chief Financial Officer
Wound Management Technologies, Inc.
16633 Dallas Parkway, Suite 250
Addison, TX 75001

> **Re: Wound Management Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 6, 2014**
> **File No. 000-11808**

Dear Mr. Stine:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Charter Amendment, page 17

1.   Please revise to indicate the reason(s) why you are seeking to increase the number of authorized shares of common stock from 100 million shares to 250 million shares. Also expand this section to indicate, as of the most recent date practicable:

- the number of outstanding shares of common stock and preferred stock;
- the number of authorized shares of common stock and preferred stock reserved for issuance pursuant to options, warrants, contractual commitments or other arrangements; and
- the number of authorized and unissued shares that are not reserved for any specific use and are available for future issuances, before and after the proposed increase in authorized shares.

2.   Please expand your disclosure to discuss the possible anti-takeover effects of the proposed increase in authorized shares. In doing so, please discuss any other provisions

of your governing documents that may have material anti-takeover consequences. Also disclose whether the increase in the number of common shares is the result of or in response to any accumulation of stock or threatened takeover. Refer to Exchange Act Release No. 34-15230 (October 13, 1978).

Reverse Split, page 17

3. Please revise this section to disclose (1) how any fractional shares resulting from the proposed reverse split will be treated, and (2) the "certain risks associated with" the reverse split that you mention in the last sentence on this page.

4. We note your statement on page 18 that the sole purpose of the proposed reverse split is to meet the minimum listing requirements of the NASDAQ Capital Market. Please revise to disclose the relevant minimum listing requirements and how the proposed reverse split would address those requirements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brian Soares at (202) 551-3580 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Michael L. Laussade, Esq.
            Jackson Walker LLP